
datagran
The "Zapier.com"
for Machine Learning
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INVEST IN **DATAGRAN**

The "Zapier.com" for Machine Learning (ML) Automation

datagran.io Weston FL

LEAD INVESTOR



Glenn Argenbright General Partner, Quake Capital

Over the last five years, Quake Capital has made over 260 early stage investments. Through that process, we review approximately 5K to 7K startups each year, with a heavy focus on SaaS, AI, Machine Learning, Computer Vision and Data Science. We first met with Carlos and the team from Datagran, when they were just getting started, but even then it was obvious they were going places, with large customers and global brands quickly signing on to the platform. However, what really caught our attention was the loyalty and growth they were seeing among those same customers. Each month, they were expanding the scope of existing contracts, while at the same time maintaining incredibly low rates of churn - two metrics that you see over and over in the best teams. Many of the company's top accounts were focused on food, travel, entertainment, sports, and general hospitality. So the emergence of COVID-19 and the associated lockdowns could have been a major challenge for the team, but they chose instead to use that time to refine the product and come out stronger, with a more scalable product, providing serious value to the world's largest enterprise customers. How they managed that potential crisis is also a testament to the team. We've worked closely with hundreds of founders, witnessing first hand those traits necessary for success. Passion, grit, drive, and determination are not simply buzzwords. They are an absolute requirement to building and scaling a startup. I've personally had the opportunity to work closely with Carlos and his team from very early on in their journey, and it's clear that they have what it takes to make this project a success. It's also worth noting that the company appears to be at an important inflection point, with key metrics such as client adoption, customer engagement, churn, and revenue growth all trending in the right direction, with continued month over month growth in excess of 10%. We would also expect tools like theirs to prosper in a difficult economy, as enterprise customers will look to find ways to expand efficiency and reduce or limit headcount. Datagran's solutions provide a force multiplier effect for marketing teams and data science professionals, at significant

savings over other less productive options. We are very bullish on Datagran's prospects, which is why we are adding to our position.

Invested $25,000 this round & $200,000 previously

Highlights

1. 💸 $5million raised to date
2. 🚀 180% year-on-year growth in net revenue
3. 😮 Starbucks, Subway, Italian Soccer League, Domino's, PF Chang - 3000+ existing customers
4. 😇 Backed by venture investors like Telefonica and Beresford Partners
5. 💵 Operating in a massive market projected to reach $266 billion by 2027
6. 🏋️ Enables companies to build end-to-end machine learning (ML) workflows fast, without engineering
7. 🌎 Levelling the playing field for students and small businesses, making ML accessible for everyone
8. 💡Patent-pending technology in a fast-growing industry

Our Founder



Carlos Mendez CEO and AI Expert

Carlos is a shrewd entrepreneur with more than a decade of experience in the advertising industry. With an MBA and pursuing a Master's in Software Engineering, he combined his professional experience, and passion for technology to build Datagram.

> Deploying Machine Learning is one of the main reason 80% of Big Data project s fail. Saw it first hand with my clients and considered it was a great opportunity.

> Deploying Machine Learning is one of the main reason 80% of Big Data project s fail. Saw it first hand with my clients and considered it was a great opportunity.

Why Datagran?


80% of big data projects fail

In today's world, building machine learning (ML) systems is a necessity for organizations of all sizes.

However, 50% of companies say they struggle to put machine learning into production, while 80% of big data projects fail.

These problems arise because putting ML models into production is one of the most difficult tasks in data science.

With such a challenging process, it's usually only big companies that have the resources and budget to use machine learning.

The Solution:


Datagran makes machine learning
a breeze

At Datagran, we are making machine learning accessible for everyone.

> ***We collect and organize data, build machine learning models and automate workflows - without engineering.***


We like calling ourselves the
zapier.com for Machine Learning

We like calling ourselves zapier.com for Machine Learning.

Zapier enabled developers to easily send data from one app to another. We do the

same, but with the ML layer on top.

Our patent-pending system gives businesses the speed they need to become more successful.

🚀 Since 2017, we have helped more than 3,000 companies worldwide automate machine learning.


3000+ clients including

🦸 But don't take our word for it. Here's what our customers say:


"Datagran makes it super easy to deploy an ML model, and since I am the only Data Scientist in the company, it helps me to keep focused."
Remi Denoyer
Data Scientist at "Plato"
"Our team left the old marketing way behind. Now we're doing it the Datagran way."
Tierra y Armonia"
"Datagran's product is so timely. Our unit has a ton of models but there's just too many pain points to operationalize them".
Matt Martin
Dir. of Business Analytics at "GoDaddy"


"It's amazing the amount, and type of projects our teams can achieve using Datagran."
Santiago Diaz
Growth performance manager at "Foody"
"We spent 3 months trying to set up an analytics platform that could integrate from multiple data sources. Datagran did it in under 15 minutes."
Chris Sanborn
COO at "HFactor Water"

📈 Industry-leading traction

Our business model is helping us generate more revenue, with profit margins of more than 80%.

We are growing rapidly and witnessed 180% YoY growth.


datagran
The Proof lies in our traction
180%
year-on-year growth
3000+
clients
$5M
invested by Top VCs and Angels

💰Our unit economics are unheard of:


40,000% ROI
on small businesses
$$$

Our current churn rate is 0%.

Based on the current clients, our LTV is $96k with a CAC of just $1,500 for enterprises.


datagran
$96,000
Lifetime Value (LTV)
$1,500
Customer Acquisition cost (CAC)
For Large Enterprise Customers

The CAC for small businesses is a mere $30 with an LTV of $12,000


datagran
$12,000
Lifetime Value (LTV)
$30
Customer Acquisition cost (CAC)
For Small Businesses

🏷️ Pricing Model - Free forever or pay-per-use

Customers can sign up for free to test and try the product. While they can use the product for free for life, they will need to upgrade to paid tiers to access more features and get more value.

We base our pricing on customer usage. There are three main variables that affect pricing: the number of data rows, users, and machine time.

Our bottom-up strategy begins with the client trying the product. If we identify that the customer should be an enterprise client, we contact that user to hand-hold them through onboarding. Our minimum enterprise pricing is $1,500 per month, which includes a set of usage limits.

Our Advantage:
No one else is doing what we are doing

Competitors in this field include DataRobot, Alteryx, Azure, and Amazon, among others.

Currently, almost all tools in the market tackle the modeling side. Datagran focuses on Operations of the Data—what is known as DataOps or MLOps.

The market indicates that most companies will want to go into our space, but our IP is protected.

There are currently no companies that actually do end-to-end ML workflows.

$266 Billion
We are a unique player in an overlooked gigantic market

At Datagran, we aim to become the default platform for students and SMBs, which is a market currently overlooked by all other players.

We currently operate in a huge global AI market, which is projected to reach $266 billion by 2027.

Datagran is not alone in this market, yet our proposition stands head and shoulders above our competitors, including DataRobot, Alteryx, Azure, and Amazon.

Currently, almost all tools in the market tackle the modeling side. Datagran focuses on operations of the data, which is known as DataOps or MLOps. The

market indicates that many companies will want to follow us into our space – **but our IP is protected.**

There are currently no other companies that actually do end-to-end ML workflows.

With this unique proposition and an army of investors behind us, we are now ready to take a bigger chunk of this massive market.


$5M raised to date:
Trusted by Top VCs and Angels

Since 2017, Datagran has raised close to **$5 million** through multiple funding rounds.

Earlier notable angel investors include

- Telefonica,
- Quake Capital,
- Beresford Partners, and
- C-level executives from Uber and Bain & Company

> ***Here's why Brenton Cromwell, Senior Data Scientist at OpenDoor, invested in Datagran:***


data gran
Brenton Cromwell (OpenDoor)
Watch later
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Watch on YouTube

We are now opening our doors for one last time to the Wefunder community as we continue to improve and grow our product, expand our team, and build our user base to acquire more enterprise users.

By early 2023, we will be at a breakeven point and will need no more funding.

This means that now is the best time to invest.


Loved by major global enterprises, SMBs, and also by students

At Datagran, we are fast becoming the default machine learning platform for data scientists, students, small teams, and small businesses around the world.

- **Businesses**

Datagran enables businesses to make better-informed decisions faster using their data.

- **Data scientists**

Datagran helps data scientists deploy complex models in minutes.

- **Small businesses and students**

Datagran gives students access to data tools that were too inaccessible before.

But just because we want to help more SMBs and students, we don't overlook the huge enterprises that also benefit from using Datagran.


We are the leader in ML Automations.
But we are not stopping here

New Features
We will be adding more data sources and destinations. We will add AutoML

features as well as additional capabilities to give users flexibility. For example, we will soon release a feature for Data Scientists to reduce model Drift in production —something that is very well ahead of current market solutions.

Go-to-platform

Finally, we will aim to become a platform where developers can create their own elements to deploy end-to-end workflows that are personalized for every need.

Sales Expansion

We will expand our sales team to acquire more enterprise users. At the same time, by maturing the product and investing in SEO and events, we expect to increase our self-serve offering.


Case Study:
See how Starbucks used Datagran
to make better decisions.

Let's look at a quick case study.

Before Datagran, Starbucks had to use **FIVE different tools** to aggregate, upload, analyze, predict, and act on data.


STEP 01
Aggregate Customer and Behavioral Data
The tool:
Segment
STEP 02
Upload data
The tool:
amazon S3
STEP 03
Analyze Data
The tool:
+ableau
STEP 04
Predictions Models
STEP 05
Take action (Email, SMS,


etc)
The tool:
python
Or just any qualitative
research via a call center
The tool:
braze

- Using 5 different tools
- Had difficulty dealing with scaling, scheduling, and building APIs
- 1 month to try to have a churn model that is in the hands of the people that will activate it like Marketing

This cumbersome process resulted in difficulty dealing with scaling, scheduling, and building APIs, and it took one month to produce a churn model that could be acted on by the marketing team.

How Starbucks changed their process with Datagran


Snowflake
Integration
Amazon S3
Integration
Data Filtering
Integration
Train
Test
Predict
Spark
Classification

End-to-end workflows that increased the speed to production without the need for big data teams.

By switching to Datagran, Starbucks could collect and organize data, build

By switching to Datagran, Starbucks could collect and organize data, build machine learning models, and automate workflows all without engineering and in one cohesive system.

What Datagran can do for businesses?

- Democratize data
- Increase speed-to-production
- Build ML pipelines fast, without engineering
- Build flexible visualizations in one place
- Create a dashboard for every internal “client”
- Easy collaboration boosts goal accomplishment

Datagran automatically runs your data model on info, and moves the output between your business apps effortlessly—so you can focus on what’s important.

End-to-end workflows that increased the speed-to-production without the need for big data teams.


Product Demo:
Build workflows & put them into production

> *Now you know how big we can become, don’t you want to know how Datagran works?*


data gran
Datagran demo
Watch later
Share


Watch on YouTube

1. ORGANIZE YOUR DATA PROJECTS

Users can create data projects around teams and give access to the people who need it when they need it. Users avoid having to download and upload data every time they have a new team member or project goal.


AMAZING WORKSPACE
Brian Jones
Admin
Create pipeline
ACTUAL WORKSPACE
Amazing Workspace
(Project URL)
Change Workspace
MY RECENT PROJECTS
Incredible Project
10 members
Fantastic Project
15 members
Secret Project
6 members
Create new project
fast, without
Mc
10/05/2021
Mc
11/06/2021

2. CONNECT YOUR SOURCES

We integrate seamlessly with an extensive suite of data sources, guaranteeing enterprise-grade security, and best-in-class customer success.


Create New Integration
Brian Jones
Admin
65 integrations
Create pipeline
Amazon S3
Android
Big Query
Facebook
Google Ads
CSV
Hubspost
Microsoft SQL
Mongo
MySQL


Filter by


Growth 2021
Sales Dept. Final report
1000 - 60% Q1
600 - 30% Q2
280 - 12% Q3
150 - 8% Q4
Last update: 10 may. 2021
1000 - 60%
RESULT 1
600 - 30%
RESULT 2
280 - 12%
RESULT 3
150 - 8%
RESULT 4
Johnny Valdez
10:20 Today
Hey this data looks awesome @BiancaLawsonAlvarado can you take a look and ask for new strategy?
Bianca Lawson Alvarado
2 minute ago
Sure thing! we are already working on this!
Benjamin Wallace
10:20 Today
Please create a task to follow up this new campaigns!
Add Block

3. SEE REAL-TIME DATA WITH A FLEXIBLE BI

Users can create SQL queries or select filters to visualize data in a table, pie, or bar chart. They can save visualizations as a block to have a 360-degree view on boards.


Create New Integration
Brian Jones
Admin
D
Starbucks Mex
Draft
Show editor
SELECT
country.country_name_eng,
SUM(CASE WHEN call.id IS NOT NULL THEN 1 ELSE 0 END) AS calls,
Run Query
Growth 2021
Sales Dept. Final report
Chart
URL
Title
Emoji
Quote
1000 - 60% Q1
600 - 30% Q2
280 - 12% Q3
150 - 8% Q4
Last update: 10 may. 2021

4. RUN PIPELINES

Users can aggregate, clean, deduplicate, visualize, create triggers, run algorithms and take action with our multiple operators.

Datagran allows users to build simple queries or run complex machine-learning algorithms over specific data sets without having to write a single line of code.


W
AMAZING WORKSPACE
Brian Jones


Starbucks Pipeline
Saved
Run
Scheduled: Weekly
Duplicate
100%
Snowflake
Integration
Amazon S3
Integration
Data Filtering
Integration
Train
Test
Predict
Spark Classification
Add to your Pipeline
Integrations
Operators
SQL
Spark Classification
Spark Clustering
RFM
Recommended Product

5. THE FLEXIBILITY YOU NEED

We provide an IDE (VS CODE), jupyter notebook, SQL, or even low code tools to provide the flexibility everyone needs

6. SEND THE OUTPUT TO BUSINESS APPLICATIONS

Users can easily send the output of their models to the applications they use daily, without having to spend time building APIs in real-time or batch.


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datagran
Invest in the Future


of Machine Learning (ML)
Automations